SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Schedule TO

(Rule 13e-4)

Tender Offer Statement

Under

Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

EXAR CORPORATION

(Name of Subject Company (issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities Underlying Common Stock)

Donald L. Ciffone, Jr.

Chairman of the Board, Chief Executive Officer and President

Exar Corporation

48720 Kato Road

Fremont, CA 94538

Tel: (510) 668-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Matthew Sonsini

John E. Aguirre

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$12,457,602	$1,007.82(1)

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,529,200 shares of common stock of Exar Corporation having an aggregate value of $12,457,602 as of August 22, 2003 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

(1)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to an offer by Exar Corporation (“Exar”) to exchange (the “Exchange Offer”) options to purchase an aggregate of 1,529,200 shares of Exar’s common stock held by eligible employees, whether vested or unvested, that have been granted under its 1997 Equity Incentive Plan and its 2000 Equity Incentive Plan (i) that have exercise prices equal to or greater than $26.00 per share and (ii) that have been granted on or after February 27, 2003, regardless of exercise price (the “Eligible Options”). These Eligible Options may be exchanged for new options that will be granted under the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for New Options, dated August 27, 2003, as amended September 15, 2003 (the “Offer to Exchange”); (ii) the election form; and (iii) the withdrawal form. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “eligible employee” refers to all persons who are regular, full-time, U.S.-resident employees of Exar as of August 27, 2003 and remain regular, full-time, U.S.-resident employees through the date the exchanged options are cancelled, but does not include members of our board of directors, executive officers, any other employees who are subject to Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any employees who have received termination notices from, or any employees who have delivered termination notices to, Exar on or prior to the date the Exchange Offer expires.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The Offer to Exchange, attached hereto as Exhibit (a)(1)(a), is amended as follows:

The first sentence of Section 7 entitled “Conditions of the offer” in the Offer to Exchange is amended and restated to read:

“Notwithstanding any other provision of this offer, we will not be required to accept any options tendered for exchange, and we may terminate the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date this offer begins, and before the expiration date, any of the following events has occurred, or has been determined by us to have occurred, in our reasonable judgment: . . .”

The second bullet point in Section 7 entitled “Conditions of the offer” in the Offer to Exchange is amended and restated to read:

“any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the offer, any of which might restrain, prohibit or delay completion of the offer or impair the contemplated benefits of the offer to us (such contemplated benefits of the offer to us include (i) allowing us to incent our employees with the appropriate number of stock options to help us retain our valuable employees and better align the interests of our employees and stockholders to maximize stockholder value, (ii) reducing the outstanding stock option overhang in order to decrease potential stockholder dilution, and (iii) conserving shares of common stock reserved under our stock plans for future stock option grants to newly hired employees and to existing employees to recognize employee performance),”

The second-to-last bullet point in Section 7 entitled “Conditions of the offer” in the Offer to Exchange is amended and restated to read:

“any event or events occur that have resulted or may result, in our reasonable judgment, in a material impairment of the contemplated benefits of the offer to us (such contemplated benefits of the offer to us include (i) allowing us to incent our employees with the appropriate number of stock options to help us retain our valuable employees and better align the interests of our employees and stockholders to maximize stockholder value, (ii) reducing the outstanding stock option overhang in order to decrease potential stockholder dilution, and (iii) conserving shares of common stock reserved under our stock plans for future stock option grants to newly hired employees and to existing employees to recognize employee performance), or”

The last paragraph in Section 7 entitled “Conditions of the offer” in the Offer to Exchange is amended and restated to read:

“The conditions to this offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the expiration date. All conditions that are not asserted as of the expiration date will be deemed waived or satisfied. We may waive any condition, in whole or in part, at any time and from time to time before the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 7 will be final and binding upon all persons.”

The first paragraph of Section 14 entitled “Material U.S. federal income tax consequences” in the Offer to Exchange is amended and restated to read:

“The following is a discussion of the material U.S. federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, treasury regulations thereunder and administrative and judicial interpretations as of the date of this offering circular, all of which are subject to change, possibly on a retroactive basis. This discussion does not contain all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. If you are a resident of the United States, but are also subject to the tax laws of another country, you should be aware that there might be other tax and social security consequences that may apply to you. We strongly recommend that you consult with your own advisors to discuss the consequences to you of this transaction.”

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The 2000 Equity Incentive Plan, attached hereto as Exhibit (d)(3) (the “Plan”), was amended and restated on September 4, 2003 as follows:

Section 2(o) of the Plan was amended and restated to read:

““Officer” means a person who possesses the authority of an “officer” as that term is used in Rule 4460(i)(1)(A) of the Rules of the National Association of Securities Dealers, Inc. For purposes of the Plan, a person in the position of “Vice President” or higher shall be classified as an “Officer” unless the Board or Committee expressly finds that such person does not possess the authority of an “officer” as that term is used in Rule 4460(i)(1)(A) of the Rules of the National Association of Securities Dealers, Inc. and any individual within the meaning of Rule 16a-1(f) under the Exchange Act.”

Section 5(b) of the Plan was amended and restated to read:

“The aggregate number of shares issued pursuant to Stock Awards granted to Officers shall not exceed forty percent (40%) of the number of shares reserved for issuance under the Plan, as determined at the time of each such issuance to an Officer, except that there shall be excluded from this calculation shares issued to Officers: (i) not previously employed by the Company pursuant to Stock Awards granted as an inducement essential to such individuals entering into employment relationships with the Company; or (ii) prior to such individual’s appointment as an Officer.”

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(a)	Offer to Exchange Certain Outstanding Options for New Options, dated August 27, 2003, as amended September 15, 2003.

(a)(1)(b)*	Election Form.

(a)(1)(c)*	Withdrawal Form.

(a)(1)(d)*	Cover Letter, dated August 27, 2003.

(a)(1)(e)*	Form of Promise to Grant Stock Option.

Exhibit Number	Description

(a)(1)(f)*	Reminder Emails to Employees.

(a)(1)(g)*	Confirmation Email to Employees who Elect to Participate in the Exchange Offer.

(a)(1)(h)*	Confirmation Email to Employees who Withdraw their Stock Options from the Exchange Offer.

(a)(1)(i)*	Employee Presentation.

(b)	Not Applicable.

(d)(1)	1997 Equity Incentive Plan (filed as Exhibit 99.1 to Exar’s Registration Statement on Form S-8 filed on February 25, 2000, and incorporated herein by reference).

(d)(2)	Form of Incentive Stock Option Agreement for the 1997 Equity Incentive Plan (filed as Exhibit 99.4 to Exar’s Registration Statement on Form S-8 filed on October 7, 1997, and incorporated herein by reference).

(d)(3)	2000 Equity Incentive Plan.

(d)(4)	Form of Nonstatutory Stock Option Agreement for the 2000 Equity Incentive Plan (filed as Exhibit 99.3 to Exar’s Registration Statement on Form S-8 filed on October 19, 2000, and incorporated herein by reference).

(d)(5)	Form of Stock Option Grant Notice (filed as Exhibit 99.2 to Exar’s Registration Statement on Form S-8 filed on October 19, 2000, and incorporated herein by reference).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on August 27, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

EXAR CORPORATION

/s/ DONALD L. CIFFONE JR.
Donald L. Ciffone, Jr. Chairman of the Board, Chief Executive Officer and President

Date: September 15, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)	Offer to Exchange Certain Outstanding Options for New Options, dated August 27, 2003, as amended September 15, 2003.

(a)(1)(b)*	Election Form.

(a)(1)(c)*	Withdrawal Form.

(a)(1)(d)*	Cover Letter, dated August 27, 2003.

(a)(1)(e)*	Form of Promise to Grant Stock Option.

(a)(1)(f)*	Reminder Emails to Employees.

(a)(1)(g)*	Confirmation Email to Employees who Elect to Participate in the Exchange Offer.

(a)(1)(h)*	Confirmation Email to Employees who Withdraw their Stock Options from the Exchange Offer.

(a)(1)(i)*	Employee Presentation.

(b)	Not Applicable.

(d)(1)	1997 Equity Incentive Plan (filed as Exhibit 99.1 to Exar’s Registration Statement on Form S-8 filed on February 25, 2000, and incorporated herein by reference).

(d)(2)	Form of Incentive Stock Option Agreement for the 1997 Equity Incentive Plan (filed as Exhibit 99.4 to Exar’s Registration Statement on Form S-8 filed on October 7, 1997, and incorporated herein by reference).

(d)(3)	2000 Equity Incentive Plan.

(d)(4)	Form of Nonstatutory Stock Option Agreement for the 2000 Equity Incentive Plan (filed as Exhibit 99.3 to Exar’s Registration Statement on Form S-8 filed on October 19, 2000, and incorporated herein by reference).

(d)(5)	Form of Stock Option Grant Notice (filed as Exhibit 99.2 to Exar’s Registration Statement on Form S-8 filed on October 19, 2000, and incorporated herein by reference).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on August 27, 2003.